Exhibit 99.5 Profitable Growth in Europe and in Asia Pacific Jack Truong, CEO1

SUMMARY 1. We have the right platform for profitable growth in Europe: Broad channel access and market coverage Premium interior solutions to complement exterior solutions Strong Fermacell brand Well established manufacturing and supply chain capabilities Global JH R&D capability to develop fiber cement products Strong and committed management team with experienced sales & marketing professionals 2. APAC continues to learn, share, and replicate best practices from NA and EU to make a good business better 2